Matthew R. DiClemente MDiClemente@stradley.com 215.564.8173	Stradley Ronon Stevens & Young, LLP 2005 Market Street, Suite 2600 Philadelphia, PA 19103-7018 Telephone 215.564.8000 Fax 215.564.8120 www.stradley.com

September 5, 2024

VIA EDGAR

Filing Desk

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	James Alpha Funds Trust (the “Trust”)

File No. 333- 280637

Registration Statement on Form N-14

Dear Mr. Foor:

On behalf of the Trust, attached herewith for filing pursuant to the provisions of the Securities Act of 1933, as amended (the “1933 Act”) is the electronic version of the Trust’s Pre-Effective Amendment No. 1 to the Registration Statement on Form N-14 (the “Registration Statement”) containing a joint proxy statement/prospectus and a related statement of additional information to accomplish the following:

●	The title of the securities being registered are Class A, Investor Class, and Class I shares of beneficial interest, without par value, of the Easterly ROCMuni High Income Municipal Bond Fund and Investor Class and Class I shares of the Easterly ROCMuni Short Term Municipal Bond Fund, each a series of the Trust, in connection with the solicitation of shareholders of the corresponding series of Managed Portfolio Series to approve the reorganization of their funds into the new series of the Trust

The Registration Statement is being filed to: (1) respond to comments from the Staff of the Securities and Exchange Commission (the “Commission”) on the Trust’s initial Registration Statement on Form N-14, which was filed with the Commission on July 1, 2024; (2) make certain other changes; and (3) incorporate by reference to definitive copies of prospectuses and statements of additional information recently filed by the Trust.

The Trust separately filed an acceleration request pursuant to Rule 461 of the 1933 Act, requesting that the Registration Statement be declared effective on September 5, 2024, or as soon thereafter as practicable.

Please direct questions and comments relating to this filing to me at the above number.

Sincerely,

/s/ Matthew R. DiClemente
Matthew R. DiClemente, Esquire